SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                               Genta Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                 --------------
                                 (CUSIP Number)

                   Paramount BioCapital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   May 6, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
  CUSIP No. 372 45 M 20 7               13D                   Page 2 of 14 Pages
--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Paramount BioCapital Asset Management, Inc.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                                      (b)    X
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               |-|
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ----------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 None
   NUMBER OF        ------------ -----------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     1,751,532
     EACH           ------------ -----------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        None
                    ------------ -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 1,751,532
--------------------------------------------- ------------ ---------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,751,532
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*                                                     |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.2%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                CO
--------------- ----------------------------------------------------------------

---------------------------                                 --------------------
  CUSIP No. 372 45 M 20 7               13D                   Page 3 of 14 Pages
--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                                      (b)    X
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               |-|
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ----------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 None
   NUMBER OF        ------------ -----------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     699,373
     EACH           ------------ -----------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        None
                    ------------ -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 699,373
--------------------------------------------- ------------ ---------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                699,373
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*                                                     |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.9%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                PN
--------------------------------------------- ----------------------------------

---------------------------                                 --------------------
  CUSIP No. 372 45 M 20 7               13D                   Page 4 of 14 Pages
--------------- ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Aries Domestic Fund II, LP
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                                      (b)    X
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               |-|
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ----------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 None
   NUMBER OF        ------------ -----------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     73,866
     EACH           ------------ -----------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        None
                    ------------ -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 73,866
--------------------------------------------- ------------ ---------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                73,866
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*                                                     |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                PN
--------------- ----------------------------------------------------------------

---------------------------                                 --------------------
  CUSIP No. 372 45 M 20 7               13D                   Page 5 of 14 Pages
--------------- ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Aries Master Fund II, Ltd.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                                      (b)    X
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               |-|
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------- ----------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 None
   NUMBER OF        ------------ -----------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     978,293
     EACH           ------------ -----------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        None
                    ------------ -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 978,293
--------------------------------------------- ------------ ---------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                978,293
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*                                                     |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.2%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                OO (see Item 2)
--------------- ----------------------------------------------------------------

---------------------------                                 --------------------
  CUSIP No. 372 45 M 20 7               13D                   Page 6 of 14 Pages
--------------- ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lindsay A. Rosenwald
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                                      (b)    X
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO (see Item 3)
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               |-|
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------- ----------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 2,739,218
   NUMBER OF        ------------ -----------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     1,751,532
     EACH           ------------ -----------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        2,739,218
                    ------------ -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 1,751,532
--------------------------------------------- ------------ ---------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,490,750
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*                                                     |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.6%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*
                OO (see Item 2)
--------------- ----------------------------------------------------------------


      This Amendment No. 21 amends and supplements the following items of the Statement on Schedule 13D filed by certain of the reporting persons, dated February 24, 1997, as amended to date (the "Schedule").

ITEM 2.  IDENTITY AND BACKGROUND

                  Item 2 is hereby amended in its entirety to read as follows:

         (a) This statement is filed on behalf of Dr. Lindsay A. Rosenwald, Paramount BioCapital Asset Management, Inc. ("PCAM"), Aries Domestic Fund, L.P. ("ADF1"), The Aries Master Fund II, Ltd., a Cayman Island exempted company ("AMF2"), and Aries Domestic Fund II, L.P. ("ADF2" and, collectively, the "Filing Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

         (b) The business address of Dr. Rosenwald, PCAM, Aries Domestic and Aries Domestic II is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address for Aries Select and AMF2 is c/o Fortis Fund Services, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of PCAM,(1) a Subchapter S corporation incorporated in the State of Delaware. PCAM is the General Partner of ADF1 and ADF2, each a limited partnership organized under the laws of Delaware and the investment manager to AMF2(2), each a Cayman Island exempted company.

         (d) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.

         (f)      Dr. Rosenwald is a citizen of the United States.

----------
(1) Please see Exhibit B, filed herewith, indicating the executive officers and directors of PCAM and providing information called for by Items 2-6 of this statement as to said officers and directors.

(2) Please see Exhibit C indicating the executive officers and directors of AMF2 and providing information called for by Items 2-6 of this statement as to said officers and directors.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information contained in Item 3 to the Schedule is hereby amended by adding the following:

         On May 6, 2004, pursuant to Rule 144 (a) AMF2 sold 66,300 Shares of the Issuer at a price equal to $4.88 for aggregate gross proceeds equal to $3,249,525, (b) ADF sold 500,700 shares of the Issuer at a price equal to $4.88 for aggregate gross proceeds equal to $2,441,914 and (c) ADF2 sold 53,000 Shares of the Issuer at a price equal to $4.88 for aggregate gross proceeds equal to $258,481.

         On May 7, 2004, pursuant to Rule 144 (a) AMF2 sold 300,400 Shares of the Issuer at a price equal to $4.72 for aggregate gross proceeds equal to $1,417,888, (b) ADF sold 225,700 shares of the Issuer at a price equal to $4.72 for aggregate gross proceeds equal to $1,065,304 and (c) ADF2 sold 23,900 Shares of the Issuer at a price equal to $4.72 for aggregate gross proceeds equal to $112,808.

         On May 10, 2004, pursuant to Rule 144 (a) AMF2 sold 428,700 Shares of the Issuer at a price equal to $4.40 for aggregate gross proceeds equal to $1,886,280, (b) ADF sold 322,200 shares of the Issuer at a price equal to $4.40 for aggregate gross proceeds equal to $1,417,680 and (c) ADF2 sold 34,100 Shares of the Issuer at a price equal to $4.40 for aggregate gross proceeds equal to $160,952.

         In addition, on May 10, 2004 Dr. Rosenwald exercised warrants to 3,116,801 shares of Common Stock at exercise prices ranging between $0.87 and $0.88 per share. The warrants contained a cashless exercise feature, whereby, in lieu of a cash payment, Dr. Rosenwald received fewer shares of Common Stock in connection with his exercise. Accordingly, following exercise of warrants to purchase 3,116,801 shares of Common Stock of the Issuer, Dr. Rosenwald was issued 2,525,497 shares of Common Stock, the balance being used to satisfy payment of the exercise price.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On May 6, 2004, May 7, 2004 and May 10, 2004, the Reporting Persons took advantage of the increased trading volume in the Issuer's Common Stock in order to substantially reduce its ownership position in the Issuer.

         The Filing Persons currently hold the securities reported herein as being beneficially owned by them for investment purposes. Depending upon market conditions and other factors that the Filing Persons may deem material to their respective investment decisions, the Filing Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Filing Persons own or hereafter may acquire. Except as otherwise set forth herein, none of the persons or entities named in Item 2 has any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

         The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

         (a) As of May 10, 2004, the Filing Persons may be deemed to beneficially own the following:

                  (i)      AMF2: 978,293 Shares (1.2%);

                  (ii)     Aries Domestic: 699,373 Shares (0.8%);

                  (iii)    Aries Domestic II: 73,866 Shares (0.0%);

                  (iv)     PCAM:  1,751,532  Shares  (2.1%),  comprised  of  the
                           Shares  held  by  AMF2,   Aries  Domestic  and  Aries
                           Domestic II; and

                  (v) Dr. Rosenwald: 4,490,750 Shares (5.6%), comprised of 2,550,497 Shares and 188,721 Shares issuable upon exercise  of  Common  Stock  purchase  warrants  held
                           directly by Dr. Rosenwald and 1,751,532 Shares beneficially owned by PCAM.

                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Filing Person other than Dr. Rosenwald disclaims beneficial ownership of the securities held by each other.

         (b) Dr. Rosenwald and PCAM share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of AMF2, Aries Domestic and Aries Domestic II.

         (c) The Filing Persons have engaged in the following transactions in the Common Stock of the Issuer in the past 60 days:

                  Please see 13D Amendment Number 20 on May 6, 2004 and Item 3 for additional transactions.

         (d) Dr. Rosenwald, as the sole shareholder of PCAM, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by PCAM in accordance with his ownership interests in PCAM.

         (e)      N/A.

Item 7.  Material to be Filed as Exhibits:

Exhibit A - Copy of an  Agreement  between  the  Filing  Persons  to  file  this
            Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of  executive  officers and  directors of PCAM and  information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive  officers  and  directors of AMF2 Aries Select and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 PARAMOUNT BIOCAPITAL ASSET MANAGEMENT, INC.

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                 THE ARIES MASTER FUND
                                 By: Paramount BioCapital Asset Management, Inc.
                                        Investment Manager

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman

                                     ARIES DOMESTIC FUND, L.P.
                                 By: Paramount BioCapital Asset Management, Inc.
                                        General Partner

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                 ARIES DOMESTIC FUND II, L.P.
                                 By: Paramount BioCapital Asset Management, Inc.
                                        General Partner

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


Dated:   May 11, 2004
         New York, NY
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT BIOCAPITAL ASSET MANAGEMENT, INC.

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                 THE ARIES MASTER FUND
                                 By: Paramount BioCapital Asset Management, Inc.
                                        Investment Manager

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount BioCapital Asset Management, Inc.
                                        General Partner

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                 ARIES DOMESTIC FUND II, L.P.
                                 By: Paramount BioCapital Asset Management, Inc.
                                        General Partner

Dated:   May 11, 2004
         New York, NY            By:
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


Dated:   May 11, 2004
         New York, NY
                                     --------------------------------
                                     Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment of each executive officer and director of Paramount BioCapital is as follows:

                                                PRINCIPAL OCCUPATION
         NAME                                       OR EMPLOYMENT
         ----                                   --------------------

Lindsay A. Rosenwald, M.D.          Chairman of the Board of Paramount
                                    BioCapital Asset Management, Inc., Horizon
                                    BioMedical Investments, LLC and Paramount
                                    BioCapital, Inc.

Peter Morgan Kash                   Director of Paramount BioCapital Asset
                                    Management, Inc., Senior Managing Director,
                                    Paramount BioCapital, Inc.

Dr. Yuichi Iwaki                    Director of Paramount BioCapital Asset
                                    Management, Inc., Professor, University of
                                    Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of PCAM's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of each executive officer and director of Aries Master Fund II is as follows:

                                                PRINCIPAL OCCUPATION
         NAME                                       OR EMPLOYMENT
         ----                                   --------------------

Peter M. Kash                       Director of Paramount BioCapital Asset
                                    Management, Inc., Senior Managing Director,
                                    Paramount BioCapital, Inc. Investment
                                    Manager

Wayne L. Rubin                      Accountant, Independent Director

Fortis Fund Services (Cayman)       Administrator

Exhibit B is hereby incorporated by reference.


Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Select's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.